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                              December 21, 2020

       Brian Lynch
       Executive Vice President, Chief Financial Officer
       CALLAWAY GOLF CO
       2180 Rutherford Road
       Carlsbad, CA 92008

                                                        Re: CALLAWAY GOLF CO
                                                            Registration
Statement on Form S-4
                                                            Filed November 24,
2020
                                                            File No. 333-250903

       Dear Mr. Lynch:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed November 24, 2020

       Treatment of Topgolf Equity Awards . . .,, page 5

   1. Please provide an example that shows how the formula you discuss will operate in practice.
       Completion of the Merger may trigger change in control . . .,, page 30

   2. Please revise to clarify whether the change in control provisions discussed here will actually be triggered
and, if so, quantify the amounts to be paid.
       The Merger, page 82

   3. Based on your disclosures within this filing and on page 27 of your Form 10-Q for the
 Brian Lynch
FirstName LastNameBrian
CALLAWAY      GOLF CO Lynch
Comapany21,
December  NameCALLAWAY
              2020        GOLF CO
December
Page 2    21, 2020 Page 2
FirstName LastName
         quarterly period ended September 30, 2020, we note that you have made multiple investments in Topgolf International, Inc. ("Topgolf"), resulting in an ownership interest of approximately 14.3%, and that you account for the investment at cost less impairments. Please address the following comments related to your pre-existing
         Topgolf investment:

                Tell us, in number of shares and dollar amounts, how your investment balance is split between common and preferred stock. Also tell us, by fiscal year, each material investment you have made.

                Considering your investment balance has included several discrete purchases over time, including a Series H preferred stock investment in September 2020, please tell us why such subsequent investments do not represent observable price changes in orderly transactions under ASC 321-10-35-2 that require remeasurement of your investment.
Certain Topgolf Unaudited Financial Forecasts, page 113

4. Please revise to explain the assumptions underlying the forecasted revenue growth for the years presented. Include any material assumptions related to COVID-19 and its effect on your business.
Equity Awards Under the 2004 Incentive Plan, page 116

5. Please revise to clarify the performance conditions applicable to the PRSUs awarded in connection with the merger.
Topgolf Make-Whole Payments, page 120

6. Please disclose who received the payments and the amounts received. Grant of Callaway Equity Awards, page 121

7. We note that "certain" employees, including Mr. Davenport, will receive the equity awards you discuss. Revise to clarify who are these employees and the amounts of the awards. We note, in this regard, the disclosure on page 96 that the purpose of such awards is to incentivize the Topgolf management team.
Consequences of the Merger to U.S. Holders of Topgolf Stock, page 125

8. We note that you intend for the transaction to qualify as a reorganization under Section
         368(a) of the Code, please revise your disclosures here to more clearly state counsel's tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax
         opinion to use    should    rather than    will,    but counsel
providing the opinion must explain
 Brian Lynch
FirstName LastNameBrian
CALLAWAY      GOLF CO Lynch
Comapany21,
December  NameCALLAWAY
              2020        GOLF CO
December
Page 3    21, 2020 Page 3
FirstName LastName
         why it cannot give a    will    opinion and describe the degree of
uncertainty in the opinion.
         Please refer to Sections III.B and C of Staff Legal Bulletin 19. Add risk factor disclosure, as appropriate.
Topgolf's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Topgolf Performance Measures, page 199

9. You disclose on the top of page 201 that the change in Topgolf's same venue sales was
         (15.8)% for the first three quarters of 2020. Please explicitly disclose within this section that the measure excludes venues that were closed as a result of the COVID-19 pandemic.
Exclusive Forum, page 251

10. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including
any    derivative
         action.    Please disclose whether this provision applies to actions
arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Topgolf International, Inc. Audited Consolidated Financial Statements
Report of Independent Auditors, page F-2

11. Please have the auditors revise their report to correctly opine on the consolidated financial position of Topgolf International, Inc. at December 29, 2019 and December 30, 2018, and
         the results of its operations and its cash flows for the three years then ended.
Notes to Consolidated Financial Statements
Property and Equipment, page F-9

12. We note your disclosure that buildings capitalized in conjunction with deemed landlord financings are depreciated, less residual value, over the 20 year term of the lease. Please tell us the specific building assets that you believe will have residual value at the end of the lease term and explain why they will have value that is recoverable by you in the event
 Brian Lynch
CALLAWAY GOLF CO
December 21, 2020
Page 4
         the lease is not renewed. In addition, tell us your basis in GAAP for deducting residual value in arriving at the depreciation expense recorded over the 20-year lease term and explain how you arrived at the residual values used.
Revenue Recognition, page F-10

13. We note that you recognize revenues from purchases of virtual currency over the average life of a player. Please quantify for us the amount of these revenues and tell us why you do not recognize such revenues when the virtual currency is redeemed. In addition, tell us if you recognize virtual currency sales on a gross or net basis for purchases made through storefronts and payment processors and explain how you determined your treatment complied with ASC 606-10-55-36 through -40. We note your disclosure on page 187 that storefronts "generally" charge you 30% of customer payments.
Note 10. Leases, page F-21

14. Please clarify for us how you account for leasing arrangements under ASC 842 where you are deemed the owner of the assets during construction. In doing so, ensure your response addresses the following items:

                Citing authoritative accounting guidance, specify how you account for these arrangements prior to and upon commencement of the lease. Explain how you evaluate them under sale and leaseback guidance and tell us whether and the extent to which you account for the transfers as sales and/or financings. See ASC 842-40-25 and ASC 842-40-30.

                We note that you capitalize the construction costs funded by landlords related to leased premises and "recognize a corresponding liability for those costs as construction advances during the construction period or deemed landlord financing following the opening of the venue." Tell us and disclose the amount of this obligation that relates to advances during the construction period and the amount that relates to post-opening deemed landlord financing. Also tell us, and revise your disclosures to clarify, if the post-opening obligation represents financing obligations related to transactions that did not qualify as sales.

            We note your disclosure in footnote 6 on page F-18 that your "buildings" line item includes capitalized landlord construction costs where you are deemed to be the accounting owner. To the extent not addressed above, tell us and revise your disclosures to specify what this balance represents. For example, disclose if the
FirstName LastNameBrian Lynch
          balance represents leased assets related to transactions accounted for as financings.
Comapany NameCALLAWAY GOLF CO
           21,
December  To 2020
             the extent
                   Page applicable,
                         4          provide the disclosures required by ASC
842-40-50-2.
FirstName LastName
 Brian Lynch
FirstName LastNameBrian
CALLAWAY      GOLF CO Lynch
Comapany21,
December  NameCALLAWAY
              2020        GOLF CO
December
Page 5    21, 2020 Page 5
FirstName LastName
Note 16. Commitments and Contingencies, page F-31

15. We note from your disclosure on page F-24 that you recorded a regulatory settlement reserve of approximately $1.8 million during fiscal 2019. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to this and/or other contingent liabilities, please provide the applicable disclosures required by ASC
         450-20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure.
Unaudited Pro Forma Condensed Combined Financial Statements, page F-53

16. We note your disclosure on pages 116 and 121 that you will grant restricted stock units and performance-based restricted stock units to your executive officers and "certain employees" of Topgolf in connection with the merger. Considering these awards are being granted in connection with the merger and vest over several years, please reflect their impact within your pro forma balance sheet and statements of operations or tell us why you believe such pro forma adjustments are not required.
Unaudited Pro Forma Condensed Combined Balance Sheet, page F-54

17. We note your disclosure on page 120 that a consulting agreement with WestRiver
         Management, LLC will terminate upon consummation of the merger and require a termination payment. Please reflect this termination fee within your pro forma balance sheet or tell us why you believe a pro forma adjustment is not required.
18. We note your disclosure on page F-61 that you recorded a pro forma adjustment to eliminate Topgolf's historical accumulated deficit balance of $840.9 million. Please tell us and disclose the nature of the remaining adjustments to the retained earnings line item.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-57

19. We note the disclosure on page 42 of your Form 10-Q for the quarterly period ended
         September 30, 2020 that, in response to the COVID-19 pandemic, there were temporary reductions in salaries and certain benefits for all employees and voluntary reductions in compensation by the Board of Directors, the Chief Executive Officer and other members of senior management. We also note the disclosure on page 120 of the Form S-4 that Topgolf was permitted under the merger agreement to pay make-whole payments to
         Topgolf service providers who had taken voluntary reductions in salaries in response to
         the COVID-19 pandemic, including all of Topgolf   s executive
officers. Please tell us and
         disclose within the footnotes of your pro forma financial statements the nature and amount of any "temporary" expense reductions that are not reflected in the historical financial statements but will resume going forward.
20. We note that the accumulated deficit, net loss before income taxes and net loss amounts presented in the historical Topgolf columns of the pro forma statements are not consistent
 Brian Lynch
CALLAWAY GOLF CO
December 21, 2020
Page 6
      with its historical financial statements elsewhere in the filing. Please revise the basis of presentation note to briefly describe the reclassifications or other adjustments made that resulted in these changes to the Topgolf historical financial statements, or advise us.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Andrew Blume at (202) 551-3254 or Martin James, Senior Advisor, at
(202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch
Chief, at (202) 551-3397 with any other questions.



                                                             Sincerely,
FirstName LastNameBrian Lynch
                                                             Division of
Corporation Finance
Comapany NameCALLAWAY GOLF CO
                                                             Office of
Manufacturing
December 21, 2020 Page 6
cc:       Craig Garner
FirstName LastName